Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

November 12, 2021

ADTRAN Announces Start of Acceptance Period of Voluntary

Public Takeover Offer for ADVA Optical Networking SE

HUNTSVILLE, Ala.—(November 12, 2021) – Acorn HoldCo, Inc. (Acorn HoldCo), a wholly-owned subsidiary of ADTRAN, Inc. (ADTRAN), today published the offer document (Offer Document) for the voluntary public takeover offer (Offer) to all shareholders of ADVA Optical Networking SE (ADVA) for the exchange of all ADVA shares for Acorn HoldCo shares.

ADTRAN and ADVA intend to combine the two companies and create a leading global, scaled provider of end-to-end fiber networking solutions for communications service provider, enterprise, and government customers. Upon completion of the business combination, Acorn HoldCo is expected to become the holding company for both ADTRAN and ADVA.

As of today, ADVA shareholders can accept the Offer by tendering their ADVA shares at the exchange ratio of 0.8244 Acorn HoldCo common shares in exchange for each ADVA share. ADVA shareholders who wish to accept the Offer should contact their respective custodian bank or any other securities services company where their ADVA shares are being held. The acceptance period will end at midnight (CET) on 12 January 2022.

Acorn HoldCo has already secured an irrevocable undertaking from the largest shareholder of ADVA, representing 13.7% of the total share capital of ADVA, to tender its ADVA shares in connection with the Offer. Completion of the Offer will be subject to, inter alia, a minimum acceptance threshold of 70% of the ADVA share capital, ADTRAN shareholders’ approval, antitrust and foreign investment control approvals, and further customary conditions.

ADTRAN Chairman and Chief Executive Officer Tom Stanton stated, “We are excited that we have received approval from BaFin and can now move forward with the launch of our offer. We are hopeful that ADVA shareholders will quickly embrace this offer, not only for the premium it provides but for the long-term potential resulting from this combination of two innovative, industry-leading companies.”

In the business combination agreement, the parties agreed that the Management Board and the Supervisory Board of ADVA, subject to applicable law and their fiduciary duties, would recommend acceptance of the Offer in their reasoned statement issued pursuant to Section 27 of the German Takeover Act.

The Offer is made on, and subject to, the terms and conditions set forth in the Offer Document, the publication of which has been permitted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin). The Offer Document is available in German and in the form of a non-binding English translation, alongside other information relating to the Offer, on the following website: www.acorn-offer.com

Copies of the German Offer Document and non-binding English translation can also be obtained free of charge through the settlement agent, BNP Paribas Securities Services S.C.A, Frankfurt Branch, Europa-Allee 12, 60327 Frankfurt am Main, Germany (inquiries, including the requesting person’s complete postal address, may be delivered via fax to +49 69 1520 5277 or via email to mailto:frankfurt.gct.operations@bnpparibas.com).

The Offer Document will also be filed with the Securities and Exchange Commission (SEC) in the United States. This document will be available electronically through the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system. The non-binding English translation of the Offer Document will be filed by Acorn HoldCo with the SEC on EDGAR, available at https://www.sec.gov/edgar/browse/?CIK=1880346.

About ADTRAN

At ADTRAN, we believe amazing things happen when people connect. From the cloud edge to the subscriber edge, we help communications service providers around the world manage and scale services that connect people, places, and things to advance human progress. Whether rural or urban, domestic or international, telco or cable, enterprise or residential—ADTRAN solutions optimize existing technology infrastructures and create new, multi-gigabit platforms that leverage cloud economics, data analytics, machine learning and open ecosystems—the future of global networking. Find more at ADTRAN.com, LinkedIn and Twitter.

ADTRAN Rhonda Lambert, investor@adtran.com

Important Information for Investors and Stockholders

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The Offer itself, as well as its terms and conditions and further provisions concerning the Offer, are set forth in the Offer Document. Shareholders of ADVA are strongly advised to thoroughly read the Offer Document and all other relevant documents regarding the Offer.

Furthermore, this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended or an offer document meeting the requirements of Section 11 of the German Securities Acquisition Act in connection with the EU Prospectus Regulation.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo has filed a Registration Statement on Form S-4 with the SEC, which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA. Acorn HoldCo has also filed the Offer Document with BaFin, which has been approved by BaFin and has been published.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended September 30, 2021, which are available via the SEC’s website at www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus that are included in the Registration Statement on Form S-4 that has been filed by Acorn HoldCo with the SEC and in the Offer Document that has been filed by Acorn HoldCo with BaFin and that has been published in connection with the contemplated business combination, as well as in any prospectuses or supplements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

###